Exhibit 99.1

VivoPower Launches Lease Bidding after Receiving Strong Interest from AI Operators for 41.5MW Norway Data Center

Multiple inbound inquiries from AI neocloud operators and hyperscalers for Mo i Rana Norway operational 41.5MW data center which has a pathway to over 80MW, subject to regulatory approval

Powered by 100% renewable hydroelectric energy at below US$0.035/kWh among the lowest power costs for data centers in Europe

New tenant(s) expected to further improve data center economics for VivoPower beyond its current annual $31 million in revenues and $10 million in EBITDA

Formal selective, competitive RFP process launched to evaluate commercial terms, operational alignment, and strategic fit of potential tenants

LONDON, UK / OSLO, NORWAY — April 23, 2026 — VivoPower PLC (NASDAQ: VIVO) (“VivoPower” or the “Company”), a B Corp-certified global developer and owner of powered land and data center infrastructure for AI compute applications, today announced that following the completion of its acquisition of the Mo i Rana data centre on April 21, 2026, the Company has launched a formal competitive RFP selection process to evaluate prospective tenants. VivoPower has fielded strong inbound inquiries from AI neocloud operators and hyperscalers. The selection process is consistent with the Company’s Power-to-X strategy to ensure the highest and best use case for its power infrastructure assets.

Tenant Selection Process Overview

The process will be conducted by VivoPower’s management team with support from external partner advisors. It is designed to identify tenants whose commercial terms, operational requirements, and strategic fit best serve the interests of VivoPower shareholders.

The process will evaluate candidates based on the following criteria:

●	Commercial terms include lease rate per megawatt, contract tenor, and payment structure.
●	Financial strength and credit quality.
●	Operational alignment, including deployment timeline, workload characteristics, and integration with the site’s existing infrastructure.
●	Strategic fit with VivoPower’s broader sovereign AI infrastructure strategy and B Corp governance principles.
●	Optionality for capacity expansion upon regulatory approval of the additional 40MW of permitted capacity.

Asset Overview

Mo i Rana is a fully operational 41.5MW data center facility located in the Mo i Rana industrial precinct in northern Norway. The site is powered by 100% renewable hydroelectric energy at a cost below US$0.035/kWh — among the lowest power costs for data centers in Europe. An additional 40MW of expansion capacity is subject to regulatory approval, which would bring the total site capacity to over 80MW.

The facility’s Nordic cold-climate location supports efficient cooling economics, and its existing energized infrastructure enables tenant deployment in months rather than the 18 to 36 months typically required for greenfield development.

About VivoPower

Originally founded in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning B Corporation with data center and powered land infrastructure across Norway, Finland, and the United Arab Emirates. The Company’s mission is to be the independent, trusted partner for sovereign nations that develop and operate sustainable data center infrastructure, ensuring sovereign control over power, data, and national intelligence. In doing so, VivoPower helps sovereign nations bridge the gap between their energy assets and their AI ambitions by providing the Power-to-X infrastructure necessary to build and control their own domestic intelligence hubs.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws.

This announcement contains forward-looking statements including, but not limited to, the Company’s ability to maintain or improve current EBITDA levels, the potential for operational efficiencies, the successful positioning of the Mo i Rana site for AI compute applications, the outcome and timing of the tenant selection process, the Company’s ability to enter into agreements with prospective tenants on favorable terms, the potential expansion of site capacity, and the Company’s ability to successfully integrate the acquired operations and realize anticipated efficiencies and financial results. These statements are “targets” and “projections” only. Actual results may differ materially due to risks including: (i) fluctuations in input prices; (ii) delays in AI hardware procurement; (iii) regulatory delays affecting capacity expansion; (iv) the timing and outcome of the RFP process; (v) the Company’s ability to secure and retain tenants; (vi) changes in power availability or pricing; (vii) general market volatility; and (viii) the Company’s ability to successfully integrate the acquired operations and realize anticipated efficiencies.

Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Non-GAAP Financial Measures

This release may contain non-GAAP financial measures, including EBITDA. The Company believes these measures provide useful information but should not be considered in isolation or as a substitute for GAAP financial measures. A reconciliation to the most directly comparable GAAP measure is not available without unreasonable effort.

Media Contacts

VivoPower: media@vivopower.com